Exhibit 99.1

TCBP to Implement ADS Ratio Change

EDINBURGH, Scotland, Feb. 5, 2025 — TC BioPharm (Holdings) PLC (“TC BioPharm” or the “Company”) (NASDAQ: TCBP) a clinical-stage biotechnology company developing platform allogeneic gamma-delta T cell therapies for cancer and other indications, today announced that it will change its ratio of its American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing two hundred (200) ordinary shares to one ADS representing four thousand (4,000) ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change is expected to become effective on February 10, 2025, U.S. Eastern Time.

The ADS Ratio Change will have the same effect as a 1-for-20 reverse ADS split for the ADS holders. The ADS Ratio Change will not impact the Company’s underlying ordinary shares, and no ordinary shares will be issued or canceled in connection with the ADS Ratio Change.

On the Effective Date, holders of the ADSs will be required to surrender and exchange every twenty (20) ADSs, held for one (1) new ADS. The Bank of New York Mellon, as the depositary bank for the Company’s ADS program (the “Depositary”), will arrange for the exchange. The ADSs will continue to be traded on Nasdaq Capital Market under the symbol “TCBP.”

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses) will be distributed to the applicable ADS holders by the Depositary.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionally. However, the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be proportionally equal to or greater than the previous’ ADS trading price before the change.

About TC BioPharm (Holdings) PLC

TC BioPharm is a clinical-stage biopharmaceutical company focused on discovering, developing, and commercializing gamma-delta T-cell therapies for cancer treatment with human efficacy data in acute myeloid leukemia. Gamma-delta T cells are naturally occurring immune cells that embody properties of both the innate and adaptive immune systems and can intrinsically differentiate between healthy and diseased tissue.

TC BioPharm is the leader in developing gamma-delta T cell therapies and the first company to conduct phase II/pivotal clinical studies in oncology. The Company is conducting two investigator-initiated clinical trials for its unmodified gamma-delta T cell product line - Phase 2b/3 pivotal trial in the treatment of acute myeloid leukemia using the Company’s proprietary allogeneic CryoTC technology to provide frozen product to clinics worldwide.

Forward-Looking Statements for TC BioPharm

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Current Report on Form 8-K that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the Company’s intent or ability to affect any budget savings or execute on any M&A or capital raising strategy. These statements are based on management’s current assumptions and are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. For other important factors that could cause actual results to differ materially from the forward-looking statements in this Current Report on Form 8-K, please see the risks and uncertainties identified under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, and our other reports filed with the SEC, all of which is available on the Company’s Investor Relations website at www.tcbiopharm.com and on the SEC website at www.sec.gov. All forward-looking statements reflect the Company’s beliefs and assumptions only as of the date of this press release. The Company undertakes no obligation to update forward-looking statements to reflect future events or circumstances.

Contacts

TC BioPharm

Chris Camarra

EVP Communications

c.camarra@tcbiopharm.com